UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ______)*

ONE HORIZON GROUP, INC.

(Name of Issuer)

Common Stock, Par Value $0.0001

(Title of Class Securities)

68235H 304

(CUSIP Number)

34 South Molton Street

London W1K 5RG, United Kingdom

+44 20 7409 5248

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

November 27, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68235H 304	Page 2 of 5 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Mark Brian White
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United Kingdom

Number of	7. Sole Voting Power 3,992,943
Shares Beneficially
Owned	8. Shared Voting Power
by Each
Reporting	9. Sole Dispositive Power 3,992,943
Person With
10. Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,992,943
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions)
13..	Percent of Class Represented by Amount in Row (11) 14.05%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 68235H 304	Page 3 of 5 Pages

Item 1.	Security and Issuer

This statement of beneficial ownership on Schedule 13D is filed with respect to the common stock, $0.0001 par value per share (the “Common Stock”), of One Horizon Group, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 34 South Molton Street, London W1K 5RG, United Kingdom.

Item 2.	Identity and Background

This statement of beneficial ownership is being filed by Mark Brain White, a citizen of the United Kingdom. Mr. White’s business address is 34 South Molton Street, London W1K 5RG, United Kingdom.

Mr. White was appointed as President, Chief Executive Officer and a director on September 8, 2017. Mr. White previously served as the Company’s Chief Executive Officer from November 30, 2012 to July 24, 2014 and as a director from December 2012 to July 2014. From July 2014 to August 2017, he was engaged as a private investor seeking business and investment opportunities. Mr. White served as the Chief Executive Officer of One Horizon Group, PLC from 2004 to November 2012. His entrepreneurial career in the distribution of electronic equipment and telecommunications spans over 20 years. He founded Next Destination Limited in 1993, the European distributor for Magellan GPS and satellite products, and sold the business in 1997. Prior to that, Mr. White was Chief Executive Officer for Garmin Europe, where he built up the company’s European distribution network. He previously sold Garmin’s GPS products through Euro Marine Group Ltd, a company he formed in 1990, which established distribution in Europe for U.S. manufacturers of marine electronic equipment. Earlier in his career, Mr. White was the Sales Director for Cetrek Limited, a maritime autopilot manufacturer.

During the last five years, Mr. White has not been convicted in a criminal proceeding, nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of which he was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Service and Amount of Funds or Other Consideration

On November 27, 2017, Mr. White acquired:

(1)	4,000,000 shares of Common Stock in exchange for 555,000 shares of the Company’s Series A-1 Convertible Preferred Stock (the “Preferred Shares”), and accrued but unpaid dividends thereon, together with the Company’s promissory note bearing interest at a rate of 7% per annum payable on August 31, 2019 pursuant to an Agreement with the Company dated August 4, 2017. Of these shares, 2,000,000 were acquired for the benefit of and transferred to Zhanming Wu as consideration for Mr. Wu’s previous contribution to Mr. White of $250,000 to be used in connection with Mr. White’s initial purchase of the Preferred Shares pursuant to the terms of a letter with Mr. Wu dated September 14, 2017.

(2)	1,600,000 shares of Common Stock in connection with his employment as President and Chief Executive Officer of the Company pursuant to his Employment Agreement.

Item 4.	Purpose of Transaction

The shares of Common Stock owned by Mr. White were acquired for investment purposes.

Mr. White evaluates market conditions in deciding whether to acquire additional shares, sell all or a portion of his shares, or maintain his current ownership position. Mr. White currently has no commitments or agreements to acquire or sell additional shares of Common Stock.

CUSIP No. 68235H 304	Page 4 of 5 Pages

Except in his capacity as an officer and director of the Company, Mr. White has no plans or proposals which relate to or would result in:

(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e)	Any material change in the present capitalization or dividend policy of the issuer;
(f)	Any other material change in the issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;
(g)	Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
(h)	Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a) Mr. White owns beneficially 3,992,943 shares of Common Stock, constituting approximately 14.05% of shares outstanding based on 28,418,271 shares of Common Stock outstanding.

(b) Mr. White has sole power to vote and to dispose of the 3,992,943 shares of Common Stock owned by him.

(c) Mr. White has engaged in the following transactions in the past 60 days:

See Item 3 of this Schedule 13D. In addition, on June 5, 2018, Mr. White acquired an additional 147,660 shares of Common Stock as a bonus, which shares have not been included in the number of shares of Common Stock reported in this Schedule 13D. After giving effect to such issuance, Mr. White owned a total of 4,140,603 shares of Common Stock, representing approximately 8.06% of the 51,347,022 shares of Common Stock outstanding on July 30, 2018.

Except as otherwise disclosed on this Schedule 13D, Mr. White has not effected any transactions in Common Stock during the past sixty days.

(d),(e) Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships with respect to any securities of the Company between Mr. White and any other person.

Item 7.	Material to Be Filed as Exhibits

1.	Agreement dated August 4, 2017 with respect to the exchange of the Preferred Shares (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on September 8, 2017).

2.

Amended and Restated Employment Agreement dated March 29, 2018 (incorporated herein by reference to Exhibit 10.28 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2017 filed on April 22, 2018).

CUSIP No. 68235H 304	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date July 31, 2018

/s/ Mark White

Signature

Mark White

Name/Title